December 8, 2009

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IA Global, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Spirgel:

Reference is made to the Staff’s comment letter dated November 23, 2009 (the “Staff’s Letter”) to IA Global, Inc. (the “registrant”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s (i) annual report on Form 10-K for the fiscal year ended March 31, 2009 (the “annual report”) and (ii) quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “quarterly report”).

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

We have provided to each of you, Ms. Kessman and Mr. Suchiro a courtesy copy of this letter. These comments have been made in response to the Staff’s comments.

Form 10-K for Fiscal Year Ended March 31, 2009

1.

We note that per Page F-31 that Global Hotline management gave your 600 stock certificates of Global Hotline to H Capital Inc. in early March 2009. In addition, on February 25, 2009, Global Hotline and subsidiaries pledged all accounts receivable to H Capital and provided H Capital with all bank books and corporate seals, which allows H Capital to control all cash. Further you pledged your ownership in Global Hotline as collateral for the loans with H Capital. As such, tell us why you believe you can consolidate Global Hotline as of March 31, 2009. Refer to your accounting basis in literature.

We have reviewed the registrant’s accounting practices as they relate to the operations of Global Hotline, Inc. as of March 31, 2009 and June 30, 2009. Following that review, we note the following:

a.

We consolidated Global Hotline during the periods because we owned the business. A default claim was not submitted by H Capital until June 2, 2009 (dated May 27, 2009). There was a 30-day cure period under the collateral agreement. We continued to operate the business until early October 2009 and have pursued (and continue to pursue) all available legal remedies to conclusively establish our ownership and control of Global Hotline and the invalidity of H Capital’s loans and actions.

b.	The stock certificates provided were purported to be – but were not actually – our certificates.

c.	H Capital handled some administrative functions of Global Hotline under an outsourcing agreement, including financial reporting and treasury management.

d.	The pledge of our ownership was collateral for the loans, not a transfer of ownership.

e.

Our basis for not deconsolidating Global Hotline operations in the annual report or the quarterly report was FASB No. 5 “Accounting for Contingencies” (“FAS 5”). We believe that the conditions of accrual of a loss contingency, for the loss of control of Global Hotline, as outlined under paragraph 8, had not been met as of the end of the periods covered by the annual report and the quarterly report. Specifically, the “probable” threshold as defined in paragraph 3 of FAS 5 had not been met. The registrant acknowledges that the “reasonably possible” threshold was met and notes that the financial statements address the matter of control in footnote 1 – “Going Concern” – paragraph 4 as follows:

In addition, in connection with loans payable that the Company’s fully owned subsidiary, Global Hotline, Inc., entered into, the equity shares of this subsidiary currently held by the lender of these loans as collateral, is being challenged by IA Global, Inc. If these shares should not be successfully recovered, the Company’s claim of ownership in this subsidiary may be limited.

The registrant is currently in the process of preparing a registration statement on Form S-1, which will include the registrant’s March 31, 2009 financial statements. For these financial statements, we intend to add footnote 20 – “Unaudited Pro-Forma – Loss of Ownership in Subsidiary”. This footnote will provide pro forma disclosure of the registrant’s financial position as of March 31, 2009 assuming the registrant is unsuccessful in regaining control of Global Hotline (though the presentation of an unaudited pro forma balance sheet as of that date, and the results of operations for the years ended March 31, 2009 and 2008, both will present Global Hotline as a discontinued operation). The registrant believes this presentation will enhance its overall disclosures with respect to Global Hotline and intends to include similar disclosures in its future filings, until such time as a conclusion is reached on this contingent matter.

As such, we have correctly consolidated Global Hotline, Inc. as of March 31, 2009 and June 30, 2009. We have been delayed in filing our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 in part because of the dispute with H Capital and operational issues described above.

In addition, the registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has any further comments concerning the matters contained in this letter, we request, if practicable, that such comments be addressed telephonically to the undersigned at 727-366-9134.

Sincerely,

/s/ Mark Scott

Mark Scott,

Chief Financial Officer

cc:	Ms. Kessman — Securities and Exchange Commission

Mr. Suchiro — Securities and Exchange Commission